                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        PERITUS SOFTWARE SERVICES, INC.
--------------------------------------------------------------------------------
                               (Name of issuer)

                    COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                  714006-10-3
        --------------------------------------------------------
                                (CUSIP number)

                                Eugene DiDonato
                        Peritus Software Services, Inc.
                         Suite 111, 112 Turnpike Road,
                       Westborough, Massachusetts 01581
                              508 870-0963 x 2104


--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                March 27, 2000
           --------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

                             (Page 1 of 17 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
----------------------                                  ----------------------
CUSIP NO. 714006-10-3                                   Page 2 of 16 Pages
----------------------                                  ----------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Rocket Software, Inc. (04-3090800); Johan Magnusson, Andrew Youniss, Matthew Kelley
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             10,000,000 - See Item 5(b)
                                       ---
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,000,000 - See Item 5(b)
                                       ---
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,000,000 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         -------------------

     The security to which this statement relates is the Common Stock, $.01 par value per share (the "Common Stock"), of Peritus Software Services, Inc., a Massachusetts corporation (the "Company"). The address of the Company's principal executive office is Suite 111, 112 Turnpike Road, Westborough, Massachusetts 01581.

Item 2.  Identity and Background.
         -----------------------

1.   (a)  Rocket Software, Inc. ("Rocket").
     (b)  Two Apple Hill Drive
          Natick, MA 01760
     (c)  Not Applicable.
     (d)  No.
     (e)  No.
     (f)  Not Applicable.

2.   (a)  Andrew Youniss.
     (b)  Business Address: Two Apple Hill Drive, Natick, MA 01760.
     (c) Director, President, Treasurer and Secretary and 40% stockholder of Rocket.
     (d)  No.
     (e)  No.
     (f)  United States of America.

3.   (a)  Johan Magnusson.
     (b)  Business Address: Two Apple Hill Drive, Natick, MA 01760.
     (c)  Director of Rocket and 40% stockholder of Rocket.
     (d)  No.
     (e)  No.
     (f)  Sweden

4.   (a)  Matthew Kelley.
     (b)  Business Address: Two Apple Hill Drive, Natick, MA 01760.
     (c)  20% stockholder of Rocket.
     (d)  No.
     (e)  No.
     (f)  United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On March 27, 2000, Rocket paid the Company $4,000,000 in cash for 10,000,000 shares of the Common Stock. The funds used by Rocket for purposes of purchasing the shares were from Rocket's working capital.

Item 4.  Purpose of Transaction.
         ----------------------

     The 10,000,000 shares of the Common Stock are being held by Rocket primarily for investment and strategic business purposes. As a result of the purchase of the shares by Rocket,

                                 3 of 16 Pages

Rocket is entitled to nominate up to two (2) members of the Company's Board of Directors. Except as provided for herein, Rocket does not have any present plan or proposal to effect any further substantial changes to the business, organization, form or control of the Company. Rocket reserves the right to dispose of all or some of the shares of Common Stock or may acquire additional shares depending upon price and market conditions and the evaluation of alternative investments.

Item 5.  Interest in Securities of Issuer.
         --------------------------------

     (a) Based upon the 27,276,569 shares of Common Stock outstanding as of March 28, 2000 as such information was provided by the Company, Rocket is the record holder of an aggregate of 10,000,000 shares of the Common Stock, which comprise 36.7% of that class of securities. Andrew Youniss, as a 40% stockholder of Rocket, is an indirect beneficial owner of 4,000,000 shares of Common Stock, representing approximately 14.7% of the number of shares of Common Stock currently outstanding. Johan Magnusson, as a 40% stockholder of Rocket, is an indirect beneficial owner of 4,000,000 shares of Common Stock, representing approximately 14.7% of the number of shares of Common Stock currently outstanding. Matthew Kelley, as a 20% stockholder of Rocket, is an indirect beneficial owner of 2,000,000 shares of Common Stock, representing approximately 7.3% of the number of shares of Common Stock currently outstanding.

     (b) Andrew Youniss, Johan Magnusson and Matthew Kelley, by virtue of their indirect beneficial ownership in the 10,000,000 shares of the Common Stock nominally held by Rocket, exercise shared voting and dispositive power with respect to such shares.

     (c) Other than as set forth in Item 3, there have been no transactions in the Common Stock during the past sixty (60) days by Rocket, Andrew Youniss, Johan Magnusson or Matthew Kelley.

     (d)  Not Applicable.
     (e)  Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     None.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     The following documents are filed as exhibits to this statement:

     Exhibit A   Common Stock Purchase Agreement, dated as of March 27, 2000, by
     ---------
                 and between the Company and Rocket.


                 [Remainder of Page Intentionally Left Blank]

                                 4 of 16 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                        ROCKET SOFTWARE, INC.


     April 5, 2000                      By: /s/ Andrew Youniss
---------------------------                 ___________________________
            (Date)                          Andrew Youniss, President


     April 5, 2000                      /s/ Andrew Youniss
---------------------------             _______________________________
            (Date)                      Andrew Youniss


     April 5, 2000                      /s/ Johan Magnusson
---------------------------             _______________________________
            (Date)                      Johan Magnusson


     April 5, 2000                      /s/ Matthew Kelley
---------------------------             _______________________________
            (Date)                      Matthew Kelley

                                 5 of 16 Pages

                        Common Stock Purchase Agreement

     This Common Stock Purchase Agreement (this "Agreement") dated as of March 27, 2000 is entered into by and between Peritus Software Services, Inc., a Massachusetts corporation (the "Company"), and Rocket Software, Inc. (the "Purchaser"). The Company and the Purchaser are sometimes referred to herein each as a "Party" and together as the "Parties".

     In consideration of the mutual promises and covenants contained in this Agreement, the Parties agree as follows:

1.   Sale of Shares. Subject to the terms and conditions of this Agreement, at
     --------------
the Closing the Company will sell and issue to the Purchaser, and the Purchaser will purchase, 10,000,000 shares of the Company's common stock, $.01 par value per share (the "Common Stock"), for an aggregate purchase price of $4,000,000 (the "Purchase Price"), or $.40 per share. The shares of Common Stock sold under this Agreement are referred to herein as the "Shares".

2.   The Closing. The closing (the "Closing") of the sale and purchase of the
     -----------
Shares under this Agreement shall take place at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts at approximately 12:00 p.m. on March 27, 2000 or at such other time, date and place as are mutually agreeable to the Company and the Purchaser. At the Closing, the Company shall deliver to the Purchaser a certificate for the Shares, registered in the name of the Purchaser, against payment to the Company of the Purchase Price, by wire transfer of immediately available funds to an account designated by the Company. The date of the Closing is hereinafter referred to as the "Closing Date".

3.   Representations of the Company. Except as disclosed by the Company in the
     ------------------------------
Disclosure Schedule delivered by the Company to the Purchaser herewith (the "Disclosure Schedule") or in the Company Reports (as defined in Section 3.6 of this Agreement), the Company hereby represents and warrants to the Purchaser as follows:

3.1  Organization and Authority. The Company is a corporation duly organized,
     --------------------------
validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and has requisite power and authority to own its properties and to carry on its business as now being conducted. The Company has full power to execute, deliver and perform this Agreement and the Registration Rights Agreement appended to this Agreement as Annex A (the "Registration Rights
                                        -------
Agreement") and to consummate the transactions contemplated hereby and thereby. The Company is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction in which the failure so to qualify could reasonably be expected to have a material adverse effect on the business, properties, assets or condition (financial or otherwise) of the Company (a "Material Adverse Effect").

3.2  Capitalization. The authorized capital stock of the Company consists of (i)
     --------------
50,000,000 shares of Common Stock, of which 17,239,971 shares were issued and outstanding as of March

                                 6 of 16 Pages

17, 2000, and (ii) 5,000,000 shares of preferred stock, $.01 par value per share, of which no shares are issued and outstanding. All of the outstanding shares of capital stock of the Company have been duly and validly issued and are fully paid and nonassessable. The Disclosure Schedule contains a complete and correct description of the percentage ownership of each subsidiary of the Company and, to the extent not wholly owned by the Company, beneficially and of record, the names (and the percentage ownership) of the other owners thereof. There are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by or binding upon the Company or any of its subsidiaries for the purchase or acquisition of any shares of its capital stock.

3.3  Issuance of Shares. The issuance, sale and delivery of the Shares in
     ------------------
accordance with this Agreement has been, or will be on or prior to the Closing, duly authorized by all necessary corporate action on the part of the Company. The Shares when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement will be duly and validly issued, fully paid and nonassessable.

3.4  Authorization. The execution and delivery of this Agreement and the
     -------------
Registration Rights Agreement by the Company and the consummation by the Company of all transactions contemplated hereby, have been duly authorized by all requisite corporate action on the part of the Company. This Agreement and the Registration Rights Agreement, assuming the due execution and delivery by the parties thereto other than the Company, constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting generally the enforcement of creditors' rights and subject to a court's discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies. The execution, delivery and performance of this Agreement and the Registration Rights Agreement, and the consummation by the Company of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both,
(a) violate the provisions of the charter or bylaws of the Company; (b) violate any judgment, decree, order or award of any court, governmental body or arbitrator applicable to the Company; or (c) conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any lien, charge or encumbrance upon the properties or assets of the Company pursuant to, any indenture, mortgage, deed of trust or other agreement or instrument to which it or its properties is a party or by which the Company is bound, except, with respect to the immediately preceding clauses (a), (b) and (c), in cases where such violations, conflicts, breaches or terminations could not reasonably be expected to result in a Material Adverse Effect. Schedule 3.4 to the Disclosure
                                                 ------------
Schedule sets forth a true, correct and complete list of all consents and approvals of third parties that are required in connection with the consummation by the Company of the transactions contemplated by this Agreement, except for such consents and approvals the failure of the Company to receive could not reasonably be expected to result in a Material Adverse Effect.

3.5  Governmental Consents. No consent, approval, order or authorization of, or
     ---------------------
registration, qualification, designation, declaration or filing with, any governmental entity is required on the part of the Company in connection with the execution and delivery of this Agreement or the

                                 7 of 16 Pages

Registration Rights Agreement, the offer, issuance, sale and delivery of the Shares or the other transactions to be consummated at the Closing, as contemplated by this Agreement and the Registration Rights Agreement, except such filings as shall have been made prior to and shall be effective on and as of the Closing, such filings required to be made after the Closing under applicable federal and state securities laws and such filings the failure to be made could not reasonably be expected to result in a Material Adverse Effect. Based on the representations made by the Purchaser in Section 4 of this Agreement, the offer and sale of the Shares to the Purchaser will be in compliance with applicable federal and state securities laws.

3.6  Reports and Financial Statements. The Company has made available to the
     --------------------------------
Purchaser complete and accurate copies, as amended or supplemented, of its (a) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, as filed with the Securities and Exchange Commission (the "Commission"), (b) Current Reports on Form 8-K dated February 9, 1999, February 18, 1999, March 29, 1999, April 2, 1999, May 10, 1999, June 4,
1999 and July 2, 1999 and (c) Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended, (such reports described in the immediately preceding clauses (a), (b) and (c) are collectively referred to herein as the "Company Reports"). The Company Reports constitute all of the documents required to be filed by the Company under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Commission since December 31, 1998. As of their respective dates, the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since the date of the latest filed Company Report, the Company has not been required to file a Current Report on Form 8-K under the Exchange Act. The audited financial statements and unaudited interim financial statements of the Company included in the Company Reports (i) comply in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), (iii) fairly present the consolidated financial condition, results of operations and cash flows of the Company as of the respective dates thereof and for the periods referred to therein, and (iv) are substantially consistent with the books and records of the Company.

3.7  No Material Adverse Change. Since September 30, 1999: (i) there has been no
     --------------------------
material adverse change to the business, properties, assets or condition (financial or otherwise) of the Company; (ii) the Company and its subsidiaries, considered as one entity, have not incurred any material liability or obligation, indirect, direct or contingent, not in the ordinary course of business nor entered into any material transaction or agreement not in the ordinary course of business; and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or any of its subsidiaries on any class of capital stock or repurchase or redemption by the Company or any of its subsidiaries of any class of capital stock.

                                 8 of 16 Pages

3.8  Litigation. The Company is not a party to, or to the knowledge of the
     ----------
Company threatened with, and none of its assets are subject to, any litigation, suit, action, investigation, proceeding or controversy before any court, administrative agency or other governmental authority relating to or affecting its assets or the business or condition (financial or otherwise) of the Company the outcome of which could reasonably be expected to have a Material Adverse Effect. The Company is not in violation of or in default with respect to any judgment, order, writ, injunction, decree or rule of any court, administrative agency or governmental authority or any regulation of any administrative agency or governmental authority, which such violation or default could reasonably be expected to have a Material Adverse Effect.

3.9  Intellectual Property Rights. The Company and its subsidiaries own or
     ----------------------------
possess sufficient trademarks, trade names, patent rights, copyrights, licenses, approvals, trade secrets and other similar rights (collectively, "Intellectual Property Rights") reasonably necessary to conduct their businesses as now conducted; and the expected expiration of any of such Intellectual Property Rights could not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of infringement or conflict with asserted intellectual property rights of others, which infringement or conflict, if the subject of an unfavorable decision, could reasonably be expected to result in a Material Adverse Effect.

3.10 Employees. To the Company's knowledge, no employee of the Company or any of
     ---------
its subsidiaries, is in violation of any material term of any employment contract, patent disclosure agreement or non-competition agreement with the Company. There is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim, or to its knowledge any basis thereof or threat thereof, with respect to any contract, agreement, covenant or obligation referred to in the preceding sentence. The Company does not have any collective bargaining agreement covering any of its employees.

3.11 All Necessary Permits, etc. The Company and each subsidiary possess such
     --------------------------
valid and current certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct their respective businesses, unless the failure to possess such certificates, authorizations or permits could not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any subsidiary has received any notice of proceedings relating to the revocation or modification of, or noncompliance with, any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to result in a Material Adverse Effect.

3.12 Title to Properties. The Company and each of its subsidiaries has good and
     -------------------
valid title to all the properties and assets reflected as owned in the Company Reports, in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, claims and other defects, except such as do not materially and adversely affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Company or such subsidiary. The real property, improvements, equipment and personal property held under lease by the Company or any subsidiary are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed

                                 9 of 16 Pages
to be made of such real property, improvements, equipment or personal property by the Company, or such subsidiary.

3.13 Tax Law Compliance. The Company and its consolidated subsidiaries have
     ------------------
filed all necessary federal, state and foreign income and franchise tax returns and have paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them, except for assessments, fines or penalties contested in good faith for which adequate reserves have been provided to the extent required by GAAP or which the failure to so pay could not reasonably be expected to result in a Material Adverse Effect. The Company has made adequate charges, accruals and reserves reasonably determined by the Company in the applicable financial statements in the Company Reports in respect of all federal, state and foreign income and franchise taxes for all periods as to which the tax liability of the Company or any of its consolidated subsidiaries has not been finally determined.

3.14 Insurance. The Company and its subsidiaries are insured by recognized
     ---------
institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Company and its subsidiaries against theft, damage, destruction and acts of vandalism. The Company has no reason to believe that it or any subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change. Neither the Company nor any subsidiary has been denied any insurance coverage which it has sought or for which it has applied.

3.15 Disclosure. No representation or warranty by the Company in this Agreement
     ----------
or in any Annex hereto, or in any list, statement, document or information set
          -----
forth in or attached to any Schedule delivered or to be delivered pursuant
                            --------
hereto, contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

4.   Representations of the Purchaser. The Purchaser represents and warrants to
     --------------------------------
the Company as follows:

4.1  Investment. The Purchaser is acquiring the Shares for its own account for
     ----------
investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same; and, except as contemplated by this Agreement and the Registration Rights Agreement hereto, the Purchaser has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof. The Purchaser is an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Securities Act").

4.2  Authority. The Purchaser has full power and authority to enter into and to
     ---------
perform this Agreement in accordance with its terms. The Purchaser has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Company.

                                10 of 16 Pages

4.3  Experience. The Purchaser has carefully reviewed the representations
     ----------
concerning the Company contained in this Agreement, has made detailed inquiry concerning the Company, its business and its personnel and has received and reviewed the Company Reports; the officers of the Company have made available to the Purchaser any and all written information which it has requested and have answered to the Purchaser's satisfaction all inquiries made by the Purchaser; and the Purchaser has sufficient knowledge and experience in finance and business that it is capable of evaluating the risks and merits of its investment in the Company and the Purchaser is able financially to bear the risks thereof.

5.   Conditions to the Obligations of the Purchaser. The obligation of the
     ----------------------------------------------
Purchaser to purchase the Shares at the Closing is subject to the fulfillment, or the waiver by the Purchaser, of each of the following conditions on or before the Closing:

5.1  Accuracy of Representations and Warranties. Each representation and
     ------------------------------------------
warranty contained in Section 3 of this Agreement shall be true on and as of the Closing Date with the same effect as though such representation and warranty had been made on and as of that date.

5.2  Performance. The Company shall have performed and complied with all
     -----------
agreements and conditions contained in this Agreement required to be performed or complied with by the Company prior to or at the Closing.

5.3  Opinion of Counsel. The Purchaser shall have received an opinion from Hale
     ------------------
and Dorr LLP, special counsel for the Company, dated the Closing Date, addressed to the Purchaser, to the effect set forth on Annex B appended hereto.
                                             -------

5.4  Registration Rights Agreement. The Registration Rights Agreement shall have
     -----------------------------
been executed and delivered by the Company.

5.5  Certificates and Documents. The Company shall have delivered to special
     --------------------------
counsel to the Purchaser:

     (a) The Restated Articles of Organization of the Company, as amended and in effect as of the Closing Date, certified by the Secretary of the Commonwealth of the Commonwealth of Massachusetts;

     (b) A certificate, as of the most recent practicable date, as to the corporate good standing of the Company issued by the Secretary of the Commonwealth of the Commonwealth of Massachusetts;

     (c) The Amended and Restated By-laws of the Company, as in effect as of the Closing Date, certified by the Clerk of the Company as of the Closing Date; and

     (d) Votes of the Board of Directors of the Company, authorizing and approving all matters in connection with this Agreement and the transactions contemplated hereby, certified by the Clerk or Assistant Clerk of the Company as of the Closing Date.

                                11 of 16 Pages

     (e)  Compliance Certificate.  The Company shall have delivered to the
          ----------------------
Purchaser a certificate, executed by the President of the Company, dated the Closing Date, certifying to the fulfillment of the conditions specified in Sections 5.1 and 5.2 of this Agreement.

6.   Condition to the Obligations of the Company. The obligations of the Company
     -------------------------------------------
under this Agreement are subject to fulfillment, or the waiver, of the following condition on or before the Closing:

6.1  Accuracy of Representations and Warranties.  The representations and
     ------------------------------------------
warranties of the Purchaser contained in Section 4 of this Agreement shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of that date.

7.   Transfer of Shares.
     ------------------

7.1  Restricted Shares.  "Restricted Shares" means (i) the Shares and (ii) any
     -----------------
other securities of the Company issued in respect of such shares (as a result of stock splits, stock dividends, reclassifications, recapitalizations, or similar events); provided, that, shares of Common Stock which are Restricted Shares
         --------  ----
shall cease to be Restricted Shares (x) upon any sale pursuant to a registration statement under the Securities Act or Rule 144 under the Securities Act or (y) at such time as they become eligible for sale under Rule 144(k) under the Securities Act.

7.2  Requirements for Transfer.
     -------------------------

(a) Restricted Shares shall not be sold or transferred unless either (i) they first shall have been registered under the Securities Act, or (ii) the Company first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Securities Act.

(b) Notwithstanding the foregoing, no registration or opinion of counsel shall be required for transfer by the Purchaser to a wholly owned subsidiary of the Purchaser; provided, that, the transferee in each case agrees in writing to be
           --------  ----
subject to the terms of this Section 7 to the same extent as if it were the Purchaser.

7.3  Legend.  Each certificate representing Restricted Shares shall bear a
     ------
legend substantially in the following form:

      "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold or otherwise transferred, pledged or hypothecated unless and until such shares are registered under such Act or an opinion of counsel satisfactory to the Company is obtained to the effect that such registration is not required."

8.   Other Agreements.
     ----------------

                                12 of 16 Pages

8.1  Board of Directors.  The Company hereby covenants to the Purchaser that
     ------------------
until the first to occur of (i) March 31, 2002 and (ii) such time as the Purchaser no longer owns in excess of 20% of the outstanding shares of Common Stock, the Company shall, unless it receives the prior written consent of the Purchaser to act otherwise, use its best efforts to cause (I) two individuals designated by the Purchaser in writing to the Company to be nominated and elected as members of the Company's Board of Directors and (II) the number of members of the Company's Board of Directors to be not in excess of six; provided, that, if the Purchaser redesignates the individuals to be nominated
--------  ----
and elected pursuant to this Section 8.1, the Company need not use such best efforts until such time as the Company has received the effective written resignations from the Company's Board of Directors of the directors previously designated by the Purchaser pursuant to this Section 8.1; provided, further,
                                                          --------  -------
that the Company hereby covenants to the Purchaser that until the first occur of
(x) March 31, 2002 and (y) such time as the Purchaser no longer owns in excess of 20% of the outstanding shares of Common Stock, the Company shall use its best efforts to cause any vacancy on the Company's Board of Directors caused by death, resignation or removal of a director designated by the Purchaser to be filled by an individual designated by the Purchaser.

8.2  Confidentiality.  The Purchaser agrees that it will keep confidential and
     ---------------
will not disclose or divulge any confidential proprietary or secret information which the Purchaser may obtain or have obtained from the Company from materials submitted by the Company to the Purchaser pursuant to or in connection with this Agreement, unless such information is known, or until such information becomes known, to the public (other than as a result of a breach of this Section 8.2 by the Purchaser); provided, that, the Purchaser may disclose such information to
                --------  ----
its attorneys, accountants, consultants and other professionals to the extent necessary to obtain services in connection with its investment in the Company.

8.3  Expenses.  The Purchaser shall pay, at the Closing, the reasonable fees (up
     --------
to a maximum of $15,000) and disbursements of Hale and Dorr LLP, counsel to the Company, in connection with the preparation of this Agreement and the other agreements contemplated hereby and the closing of the transactions contemplated hereby.

8.4  Brokers.  Each of the Company and the Purchaser (i) represents and warrants
     -------
to the other Party that it has not retained a finder or broker in connection with the transactions contemplated by this Agreement, and (ii) will indemnify and save the other Party harmless from and against any and all claims, liabilities or obligations with respect to brokerage or finders' fees or commissions, or consulting fees in connection with the transactions contemplated by this Agreement asserted by any person on the basis of any statement or representation alleged to have been made by such indemnifying Party.


9.   Miscellaneous.
     -------------

9.1  Successors and Assigns. This Agreement shall be binding upon and inure to
     ----------------------
the benefit of the Parties and their respective successors and permitted assigns; provided, that, neither Party may assign their respective rights and
         --------  ----
obligations without the prior written consent of the other

                                13 of 16 Pages

Party and; provided, further, that with respect to the Purchaser's rights under
           --------  -------
Section 8.1 of this Agreement, (i) a merger or consolidation in which the Purchaser is a constituent corporation and the stockholders of the Purchaser prior to such transaction do not represent a majority voting interest in the surviving entity and (ii) a sale of all or substantially all of the assets of the Purchaser, shall both be deemed an assignment by the Purchaser requiring the prior written consent of the Company under this Section 9.1. Any assignment in contravention of this Section 9.1 shall be void.

9.2  Survival. All representations and warranties made by the Parties in this
     --------
Agreement shall speak as of the Closing Date and shall survive the Closing. The representations and warranties set forth in Section 3 of this Agreement shall expire on the first anniversary of the Closing Date, except for claims, if any, asserted in writing prior to such first anniversary, which shall survive until finally resolved and satisfied in full.

9.3  Severability. The invalidity or unenforceability of any provision of this
     ------------
Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

9.4  Governing Law.  This Agreement shall be governed by and construed in
     -------------
accordance with the internal laws of the Commonwealth of Massachusetts (without reference to the conflicts of law provisions thereof).

9.5  Notices.  All notices, requests, consents, and other communications under
     -------
this Agreement shall be in writing and shall be deemed delivered (i) two business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery (unless the courier's receipt evidences a later date), in each case to the intended recipient as set forth below:

To the Company:                              Copy to:
--------------                               -------

Peritus Software Services, Inc.              Hale and Dorr LLP
Suite 111                                    60 State Street
112 Turnpike Road                            Boston, Massachusetts 02109
Westborough, Massachusetts 01581             Attention:  Peter B. Tarr, Esq.
Attention:  President

To the Purchaser:                            Copy to:
----------------                             -------

Rocket Software, Inc.                        Lucash, Gesmer & Updegrove, LLP
Two Apple Hill Drive                         40 Broad Street
Natick, Massachusetts 01760                  Boston, Massachusetts 02109
Attention:  Johan Magnusson                  Attention:  Jill Swaim, Esq.

     Any Party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger

                                14 of 16 Pages
service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any Party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other Party notice in the manner set forth in this Section 9.5.

9.6  Complete Agreement.  This Agreement, the Disclosure Schedule and the
     ------------------
Registration Rights Agreement constitute the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

9.7  Amendments and Waivers.  Except as otherwise expressly set forth in this
     ----------------------
Agreement, any term of this Agreement may be amended or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Purchaser. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

9.8  Counterparts; Facsimile Signatures.  This Agreement may be executed in any
     ----------------------------------
number of counterparts, each of which shall be deemed to be an original, and all
of which shall constitute one and the same document.   This Agreement may be
executed by facsimile signatures.

9.9  Section Headings.  The section headings are for the convenience of the
     ----------------
Parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the Parties.

                                  * * * *  *

                                15 of 16 Pages

     Executed as of the date first written above.

                                      COMPANY:


                                      PERITUS SOFTWARE SERVICES, INC.


                                      By: /s/
                                         -----------------------------------
                                          Name:  John Giordano
                                          Title: President and
                                                 Chief Executive Officer


                                      PURCHASER:

                                      ROCKET SOFTWARE, INC.


                                      By: /s/
                                         -----------------------------------
                                          Name:  Andrew Youniss
                                          Title: President

                                16 of 16 Pages